SHAREHOLDER
MEETINGS
In November 2002, the Board of Trustees adopted several amendments to the Fund's by-laws, including provisions relating to the calling of a special meeting and requiring advance notice of shareholder proposals or nominees for

On March 20, 2003, the Annual Meeting of the Fund was held to elect four Trustees and to ratify the actions of the Trustees in selecting independent auditors for the Fund. Proxies covering 14,343,793 shares of beneficial interest were voted at the meeting. The common shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes tabulated as follows:

WITHHELD
FOR AUTHORITY
Maureen Ford Goldfarb 14,176,535 166,517
Charles L. Ladner 14,122,075 220,977
Dr. John A. Moore 14,117,897 225,155
The preferred shareholders elected Ronald R. Dion to serve until his respective successor is duly elected and qualified, with the votes tabulated as follows:
741 FOR and 0 WITHHELD AUTHORITY.

The common and preferred shareholders also ratified the Trustees' selection of Deloitte & Touche LLP as the Fund's independent auditors for the fiscal year ending October 31, 2004, with the votes tabulated as follows: 14,175,132 FOR, 94,861 AGAINST and 73,800 ABSTAINING.